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                                                                   Sub-Item 77E

                               LEGAL PROCEEDINGS

                    INVESCO QUALITY MUNICIPAL INCOME TRUST

   The Trust received two shareholder demand letters dated July 16, 2010 and March 25, 2011. Furthermore, the Invesco Quality Municipal Investment Trust ("Trust"), which merged into the Invesco Quality Municipal Income Trust received a shareholder demand letter dated September 1, 2010. The shareholders in all three demand letters claimed that, prior to the tenure of the current adviser, the adviser and certain individuals breached their fiduciary duties and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities ("ARPS") at their liquidation value at the expense of the Trust and common shareholders, the Trust was not obliged to provide liquidity to the preferred shareholders, the redemptions were improperly motivated to benefit the Adviser and its affiliates, and the market value and fair value of the ARPS were less than liquidation value at the time they were redeemed. The shareholders demanded that: 1) the Board takes action against the Adviser and individuals to recover damages; 2) the Board refrains from authorizing further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction; and 3) the Board institute corporate governance measures. The Board formed a Special Litigation Committee ("SLC") to investigate these demands and make a recommendation to the Board regarding whether pursuit of the demands and attendant claims is in the best interests of the Trust. Upon completion of its investigation, the SLC recommended that the Board reject the demands specified in the shareholder demand letters. The Board publicly announced on July 12, 2011, that the Independent Trustees had voted to adopt the SLC's recommendation and reject the demands. The Trust is not the subject of a lawsuit in connection with these demand letters.

   The Invesco Quality Municipal Investment Trust (the "Trust'), which merged into the Invesco Quality Municipal Income Trust received a shareholder demand letter dated September 1, 2010 alleging that the certain individuals and the former Adviser breached their fiduciary duties and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities (ARPS) at their liquidation value at the expense of the Trust and common shareholders. The shareholder claimed that the Trust was not obliged to provide liquidity to preferred shareholders, the redemptions were improperly motivated to benefit the Adviser, and the market value and fair value of the ARPS were less than par at the time they were redeemed. The shareholder demands that: 1) the Board take action against the prior adviser and individuals to recover damages and 2) the Board refrain from authorizing further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. The Board formed a Special Litigation Committee ("SLC") to investigate these claims and to make a recommendation to the Board regarding whether pursuit of these claims is in the best interests of the Trusts. Upon completion of its evaluation, the SLC recommended that the Board reject the demands specified in the shareholder demand letter, after which the Board publicly announced on July 12, 2011, that it had adopted the SLC's recommendation and voted to reject the demands.

   Management of Invesco and the Trust believe that the outcome of the demand letter described above will have no material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.